February 27, 2026

Gregory Hart
Chief Executive Officer
Coursera, Inc.
2440 West El Camino Real, Suite 500
Mountain View, CA 94040

       Re: Coursera, Inc.
           Registration Statement on Form S-4
           Filed February 25, 2026
           File No. 333-293728
Dear Gregory Hart:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeff Kauten at 202-551-3447 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Kyle Diamond